11075 Roselle Street San Diego, California 92121
December 6, 2019
Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

Attention:     David Burton
    Division of Corporation Finance
Office of Life Sciences

Re:     Tandem Diabetes Care, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 26, 2019
Form 8-K filed November 4, 2019
File No. 001-36189

Dear Mr. Burton:

This letter is being respectfully submitted by Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Current Report on Form 8-K (the “Form 8-K”) contained in the Staff letter dated November 7, 2019 (the “Letter”). The Company’s responses to the comments are preceded by a reproduction of the Staff’s comments as set forth in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2018
Note 1 - Organization and Basis of Presentation
Revenue Recognition for Arrangements with Multiple Deliverables, page 89

1.	We note you have identified certain complementary products as separate performance obligations that are satisfied over the four year warranty period. Please address the following:

•	Explain in more detail the nature of the complementary products and how you evaluated these arrangements under ASC 606-10-25-19 to 25-22.

•
Tell us the time period over which these performance obligations are recognized. In this regard we note your disclosure the performance obligations are satisfied over the four year warranty period. However we note that all of your deferred revenue is classified as a current liability on your balance sheet.

Company Response:

The Company respectfully submits that its deferred revenue balance of $4.6 million at December 31, 2018 included $3.8 million related to performance obligations which are satisfied over time. The performance obligations satisfied over time (as described more fully below) are: (1) $3.2 million related to ongoing access to diabetes management and reporting applications, also referred to as t:connect, and (2) $0.6 million related to ongoing access to the Tandem Device Updater (“TDU”).

t:connect
The Company’s t:connect diabetes management and reporting application is an online cloud-based data management application that allows continuous access for patients to upload their pump data to view historical data and trends that may be useful in the management of their therapies. The Company’s insulin pumps hold the data generated over a period of up to 90 days; once users upload their therapy management information to t:connect, the information is retained in their accounts on secure servers hosted and maintained by the Company. The t:connect application provides users, their caregivers and their healthcare providers a fast, easy and visual way to display therapy management data from their pumps and supported blood glucose meters. t:connect can also generate color-coded graphs and interactive, multi-dimensional reports that make it easy to identify therapy management trends, problems and successes.

The t:connect application is not essential to the daily use and functionality of the insulin pump. While access to this diabetes management application is provided by the Company to all pump purchasers, not all daily pump users actually utilize the t:connect application.

Tandem Device Updater
TDU is a Mac and PC-compatible tool for the remote update of the Company’s insulin pump operating software that is embedded in each of the Company's insulin pumps. The TDU enables the pump’s operating software to be updated in a manner similar to how a user would update software embedded in hardware. This proprietary online tool allows the Company to provide its in-warranty customers access to future software updates online, when made available. Such updates may include minor bug fixes or product enhancements, or they may include major upgrades that provide significant increased functionality.

While the Company considers TDU to be a feature valued by the customer, the insulin pumps have significant utility without TDU. Further, while updates and enhancements are made available by the Company through TDU to all in-warranty pump customers, not all pump users actually utilize TDU.

Distinct Goods or Services
As described above, the Company has promised to provide t:connect and TDU to each purchaser of its insulin pumps. Therefore, the Company was required to assess ASC 606-10-25-19 through 25-21 to determine whether the promises are separate performance obligations.

The Company first evaluated whether the insulin pump, t:connect and TDU are each capable of being distinct pursuant to ASC 606-10-25-19 as follows:

a.The customer can benefit from the goods or services either on their own or together.

i.
The pump is a separate fully functional product at the date of shipment that works independently of the t:connect and TDU services. The customer can benefit from either t:connect or TDU in conjunction with the pump, which is a readily-available resource.

ii.
In addition, the t:connect and TDU services are each considered to be distinct as the customer can benefit from each independent of the other. The t:connect gathers data for use with the customer’s health practitioner, whereas TDU allows for general software fixes and unspecified upgrades/enhancements.

b.The entity’s promise to transfer the good or services to the customer is separately identified from other promises.

i.
At the time of the pump purchase, the Company includes the right to receive the t:connect and TDU services as identifiable services within the order confirmation process and product literature, as well as on the Company’s website. The Company is committed to providing these services over the four-year warranty period of the pump.

The Company also evaluated the customer’s ability to benefit from the goods or services pursuant to ASC 606-10-25-20 as follows:

a.For other goods or services, a customer may be able to benefit from the good or service only in conjunction with other readily-available resources. A readily-available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract).

i. The pump, t:connect and TDU are provided as separate fully functional products and services when delivered. The customer can benefit from the pump as a fully functional device when it is received, whether or not the customer chooses to utilize the functionality of t:connect or TDU, while t:connect or TDU can be used individually in conjunction with the other readily-available resources (e.g. the pump). In addition, the t:connect and TDU services are each considered to be distinct as the customer can benefit from each independent of the other.

The Company next evaluated whether the pump, t:connect, and TDU are distinct in the context of the contract pursuant to ASC 606-10-25-21 as follows:

a. The Company does not perform any services to integrate the pump, t:connect or TDU.

b. The pump, t:connect and TDU do not individually or collectively significantly modify or customize, nor are they significantly modified or customized by, one another.

c. The pump, t:connect and TDU are not highly interdependent or highly integrated as the Company is able to fulfill its contractual obligations by transferring these goods and services independently. The utility of the pump does not decrease significantly if the customer chooses not to use the t:connect or TDU services.

d. Each pump is shipped with embedded operating system software, such that the pump is fully operational upon delivery. t:connect access is provided to each pump purchaser. Upon connecting the pump to their personal computer (or Mac) and launching the t:connect application software, customers are taken through the steps to set up an account and upload their pump data.

e. Access to the TDU application is provided from the date of pump purchase throughout the four-year warranty period. Updates to pump software are provided as available. In order to complete the update, the pump purchaser needs (1) a unique update identifier which is automatically emailed to in-warranty pump customers when their pump is eligible, and (2) a compatible computer to complete the process.

Based on the facts outlined above, and pursuant to ASC 606-10-25-22, the Company concluded that the goods and services are distinct and therefore the Company allocated consideration to each of the pump, t:connect and TDU, and recognizes revenue as the good is delivered or over the period over which the services are performed.

Period Over Which These Performance Obligations are Provided and Recognized
The Company promises to provide each pump purchaser with t:connect during the period of pump usage by the customer, and with TDU during the standard four-year pump warranty period. As such, it was necessary to estimate the service period over which to recognize the value associated with each separate service. Both the t:connect and TDU services are provided and recognized over the estimated customer relationship period. The Company considers the estimated customer relationship period to be the standard four-year warranty period of the insulin pump because this best matches the expected life of the insulin pump, the insurance reimbursement approval cycle for insulin pumps (e.g. once every four years), and the estimated period of use based on the Company’s actual customer relationships.

Balance Sheet Classification
Historically, and as of December 31, 2018, the Company classified and reported all deferred revenue as a current liability. However, the value associated with providing access to t:connect and TDU beyond one year from the balance sheet date should be presented as long-term deferred revenue in accordance with the guidance in ASC 210-10-45-6. The amount that should have been reported as long-term deferred revenue as of December 31, 2018 is approximately $2.4 million, or 3.7%, of the $66.3 million of total current liabilities reported as of that date.

Based on the foregoing, the Company intends to implement a change in the balance sheet classification of deferred revenue to reflect both the current and long-term components in accordance with ASC 210-10-45-6. Considering the relative value of the long-term deferred revenue amount compared to the Company’s total and current liabilities as reflected in the balance sheet in the Form 10-K, coupled with the fact that this change has no impact on total liabilities, the Company has concluded that this error is not material to its consolidated financial statements. Accordingly, the Company will implement this change prospectively as of December 31, 2019, in connection with the filing of its Annual Report on Form 10-K for the year ending December 31, 2019.

Form 8-K filed November 4, 2019

Exhibit

2.
We note that you discuss Adjusted EBITDA in your Third Quarter 2019 Highlights and Financial Results sections without a discussion of the most directly comparable GAAP measure. We also note that you discuss forecasted Adjusted EBITDA in your 2019 Annual Guidance section without a corresponding discussion of the most directly comparable forward-looking non-GAAP measure. Please revise future filings to present with equal or greater prominence the most directly comparable GAAP measure to Adjusted EBITDA and forecasted Adjusted EBITDA. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures.

Company Response:

The Company respectfully submits that, in disclosing Adjusted EBITDA (a non-GAAP financial measure) in the earnings press release furnished as Exhibit 99.1 to the Form 8-K (the “Earnings Release”), it specifically considered the application of Item 10(e)(1)(i) of Regulation S-K, as well as the application of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures (collectively, the “Non-GAAP Disclosure Guidance”). The Company acknowledges that the Non-GAAP Disclosure Guidance requires, among other things, that whenever a non-GAAP financial measure is included in a filing with the SEC, there must be a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure. The Company respectfully confirms that, in preparing its future earnings press releases, it will follow the Non-GAAP Disclosure Guidance, including by (1) providing comparable GAAP financial measures in headings or captions that include non-GAAP financial measures, and (2) ensuring GAAP financial measures precede comparable non-GAAP financial measures.

In addition, the Company respectfully confirms that, in discussing forecasted Adjusted EBITDA in the Earnings Release without a corresponding discussion of the most directly comparable forward-looking non-GAAP financial measure, it specifically considered the application of the Non-GAAP Disclosure Guidance. In particular, the Company confirms that it was relying on the “unreasonable efforts” exception for providing non-GAAP financial measures that are forward-looking, which is set forth in Item 10(e)(1)(i)(B) of Regulation S-K. The Company submits that, because of the substantial uncertainty associated with predicting any future adjustments to its GAAP financial measures, which may include certain unique, one-time or non-recurring income or expense items that are inherently difficult to anticipate or quantify, it is not reasonably practicable to accurately predict the impact those items may have relative to the GAAP financial measures.

3.
Additionally please revise future filings to provide a reconciliation of Adjusted EBITDA and forecasted Adjusted EBITDA to the most directly comparable financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Company Response:
The Company respectfully confirms that, in preparing its future earnings press releases that include non-GAAP financial measures (e.g., Adjusted EBITDA), it will provide a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures in a manner consistent with the Non-GAAP Disclosure Guidance.
* * * * *

In responding to the Staff’s comments in the Letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions or if we can provide any additional information, please feel free to contact Ryan C. Wilkins, Esq. of Stradling Yocca Carlson & Rauth, our outside legal counsel, via telephone at (949) 725-4115 or via electronic mail at rwilkins@sycr.com, or in his absence, David Berger, Esq., Executive Vice President, Chief Legal & Compliance Officer, via telephone at (858) 255-6380 or via electronic mail at dberger@tandemdiabetes.com.

Sincerely,
/s/ Leigh A. Vosseller Leigh A. Vosseller Chief Financial Officer Tandem Diabetes Care, Inc.

cc:     John Sheridan
Chief Executive Officer
Tandem Diabetes Care, Inc.

David Berger, Esq.
Executive Vice President, Chief Legal & Compliance Officer
Tandem Diabetes Care, Inc.

Bruce Feuchter, Esq.
Stradling Yocca Carlson Rauth, P.C.

Ryan C. Wilkins, Esq.
Stradling Yocca Carlson Rauth, P.C.